Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com
Joel D. Corriero jcorriero@stradley.com 215.564.8528

July 1, 2020

Via EGAR Transmission

Mr. Ken Ellington

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting Office

100 F. Street, N.E.

Washington, DC 20549

Re:

ETFis Series Trust I (the “Trust”)

File Nos. 333-187668 and 811-22819

Dear Mr. Ellington:

I am writing in response to the comments you provided in our phone conversation on March 4, 2020, to the Forms N-CSR for the series of the Trust (each a “Fund” and, collectively, the “Funds”) for the periods ended October 31, 2019 and July 31, 2019. For your convenience, I have reproduced your comments in italics below, followed by the responses of the Trust.

1.	With respect to Management’s Discussion of Fund Performance for each of InfraCap REIT Preferred ETF (“PFFR”), Virtus Private Credit Strategy ETF (“VPC”) and Virtus Real Asset Income ETF (“VRAI”), each such Fund’s benchmark listed in the hypothetical performance of a $10,000 investment does not appear to be a broad-based index. Please add an appropriate broad-based index or explain how each Fund’s benchmark index has been deemed to be an appropriate broad-based index. See Item 4(b)(2)(iii) and Instruction 5 to Item 27(b)(7) of Form N-1A. Each Fund’s current index may be listed as an additional index. See Instruction 6 to Item 27(b)(7)(ii)(b) of Form N-1A.

RESPONSE: The Trust believes that the performance benchmark of each Fund listed above (each an “Index”) is an “appropriate broad-based securities market index” pursuant to Item 27(b)(7) of Form N-1A and related U.S. Securities and Exchange Commission (“SEC”) guidance. Instruction 5 to Item 27(b)(7) of Form N-1A defines “appropriate broad-based securities market index” as an index “that is administered by an organization that is not an affiliated person of the Fund, its investment adviser or its principal underwriter, unless the index is widely recognized and used.” The Trust notes that each Index is administered by Indxx, LLC, an organization that is not an affiliated person of the Funds, the Funds’ investment adviser or the Funds’ distributor. Accordingly, the Trust believes that each Index meets the definition of “appropriate broad-based securities market index” provided in Form N-1A.

Further, in previous guidance, the SEC has explained that:

[i]n determining whether an index is appropriate for a particular investment company, directors should consider factors such as the volatility, diversification of holdings, types of securities owned and objectives of the investment company. For example, for investment companies that invest in a broad range of common stocks, a broadly based market value weighted index of common stocks ordinarily would be an appropriate index, but an index based upon a relatively few large ‘blue chip’ stocks would not. For investment companies that invest exclusively in a particular type of security or industry, either a specialized index that adequately represents the performance of that type of security or a broadly based market value weighted index ordinarily would be considered appropriate.1

The SEC later explained that a “broad-based index is one that provides investors with a performance indicator of the overall applicable stock or bond markets, as appropriate” and that an “index would not be considered to be broad-based if it is composed of securities of firms in a particular industry or group of related industries.”2

The Index for VPC—the Indxx Private Credit Index—is comprised of closed-end funds, including business development companies, that provide exposure to private credit instruments. The industries to which the Index has exposure include financial conglomerates, commercial services, investment banks/brokers, finance/rental/leasing, real estate development, investment managers, and investment trusts/mutual funds.

The Index for VRAI—the Indxx Real Asset Income Index—is comprised of equity securities in three income-producing, “real asset” categories: real estate, energy infrastructure, and natural resources. The industries to which the Index has exposure include certain real estate-related industries, such as real estate development or REITs; natural resources-related industries, such as oil, coal, precious metals, steel, agricultural commodities, or forest products; and infrastructure-related industries, such as electric utilities, telecommunications, transportation, or MLPs.

Finally, the Index for PFFR—the Indxx REIT Preferred Stock Index—is designed to provide diversified exposure to high yielding liquid preferred securities issued by Real Estate Investment Trusts (“REITs”) in the U.S. The Index limits exposure to any particular REIT sub-sector to no more than 30% of the Index, except that diversified REITs can comprise up to 35% of the Index. Representative sub-sectors (which include Mortgage REITs, Retail REITs, Health Care REITs, Property & Casualty Insurance, Industrial REITs and Office REITs, among others) come from both the Financials and Real Estate sectors, which represent groups of industries with different economic characteristics.

In light of the foregoing, the Trust believes that each Index appropriately reflects the applicable market for the securities in which the corresponding Fund invests and is sufficiently “broad-based” in accordance with applicable SEC guidance. In addition, although the Index for PFFR is comprised of a particular type of security—REITs—the 1972 Guidance makes clear that it is appropriate for a fund’s broad-based index to be “a specialized index that adequately represents the performance of [the] type of security [in which the fund invests]” if the fund invests exclusively in that type of security.

1 Factors To Be Considered in Connection With Investment Advisory Contracts Containing Incentive Fee Arrangements, SEC Rel. Nos. IA–315, IC–7113 (Apr. 18, 1972) (citations omitted) (the “1972 Guidance”).

2 Disclosure of Mutual Fund Performance and Portfolio Managers, SEC Rel. No. IC–19382 (April 6, 1993).

2.	With respect to the Schedules of Investments for each of Virtus InfraCap U.S. Preferred Stock ETF (“PFFA”) and InfraCap MLP ETF (“AMZA”), if the options written are over-the-counter (“OTC”) derivatives, please disclose the counterparty as required by Article 12-13 of Regulation S-X. Also, please supplementally explain how such Funds are calculating the notional amount on options.

RESPONSE: The Trust confirms that the written options reflected in the Schedule of Investments are not OTC derivatives, but rather exchange-traded. Further, the “notional amount” reflected in the Schedule of Investments is not intended to reflect “notional value.” In determining “notional amount,” as defined by the Financial Accounting Standards Board, the Trust looks to the face amount of the options contracts. The Trust believes that the current depiction is both appropriate and in accordance with applicable SEC guidance, which provides flexibility so long as the methodology is applied consistently (see, e.g., Investment Company Reporting Modernization, Release No. IC-32314).

3.	If Virtus Newfleet Multi-Sector Bond ETF (“NFLT”) has received consent fees or amendment income from the term loans in which it invests in an amount greater than 5% of the Fund’s total income, please ensure these amounts are disclosed separately in the Fund’s Statement of Operations, as required by Article 6-07(1) of Regulation S-X.

RESPONSE: The Trust confirms that any consent fees or amendment income received by NFLT from term loans in which it invested during the most recent fiscal year ended October 31, 2019 were less than 5% of the Fund’s total income.

4.	For VPC, please separately disclose in the Fund’s Statement of Operations any distributions of realized gains by other investment companies, as required by Article 6-07(7)(b) of Regulation S-X.

RESPONSE: The Trust confirms that there were no distributions of realized gains by underlying investment company holdings for VPC.

5.	For AMZA, the Statement of Changes in Net Assets indicates that all distributions to shareholders were from return of capital, but the Fund’s Financial Highlights state that all the distributions were from net investment income. Please explain the discrepancy.

RESPONSE: The Trust confirms that the information included in the Statement of Changes in Net Assets is accurate and that all distributions to shareholders were from return of capital. While the Financial Highlights inadvertently included the amount of distributions in the line item for “net investment income” instead of “return of capital,” the Trust confirms that all numbers included in the Financial Highlights are accurate and that all relevant notices to shareholders, such as rule 19a-1 notices, classified the distributions as return of capital. The Financial Highlights information for the fiscal year ended in 2019 will be corrected in the next issued shareholder report so that the amount included in the line item for “net investment income” will be moved to the line item for “return of capital” and this change will be disclosed in the Financial Highlights.

6.	VPC appears to be structured as a fund of funds. Please include in Note 1 – Organization in the Notes to Financials a description of the Fund’s structure (see ASC 946-235-50-5).

RESPONSE: The Trust confirms that the Notes to Financial Statements in future shareholder reports will include disclosure that VPC is a fund of funds.

7.	For Virtus Reaves Utilities ETF, Note 2 – Significant Accounting Policies, paragraph (h) in the Notes to Financials indicates that cash includes amounts invested in the BNY Mellon Cash Reserve. If this refers to a regulated investment company, please include the investment in the Fund’s Schedule of Investments. If not, please supplementally describe this holding.

RESPONSE: The Trust confirms that the BNY Mellon Cash Reserve is not an investment company, but rather a cash reserve account.

8.	Note 3 – Investment Management Related Parties and Other Agreements in the Notes to Financials provides that certain Funds operate under a unified fee structure, whereby the investment adviser is obligated to pay service providers on behalf of such Funds. Please supplementally describe if the Funds’ investment adviser is current with all payments to such service providers. Additionally, please describe if the service provider agreements filed with the SEC contain provisions whereby the investment adviser is contractually obligated to pay such service providers.

RESPONSE: As stated in the relevant investment advisory or sub-advisory agreement with each applicable Fund (each of which is filed on EDGAR with the Trust’s registration statement), the Fund’s investment adviser or sub-adviser is contractually obligated to pay all of the Fund’s ordinary operating expenses (with certain exceptions described in the applicable agreement) from the advisory fee it receives from the Fund. The Trust confirms that these payments have been paid by the adviser and each applicable sub-adviser on a regular and ongoing basis.

Service provider agreements are contracts between the Trust, on behalf of the Funds, and the relevant service providers. The Funds’ investment adviser and/or applicable sub-adviser are not parties to these agreements and, therefore, have no contractual obligations to the service providers to pay such service provider fees.

9.	For AMZA, please explain why the Fund has not included the following required tax disclosure in its Note 5 – Federal Income Taxes in the Notes to Financials: disclose the tax basis components of dividends paid for the two most recent fiscal year ends (ordinary income, realized gains, return of capital). See ASC 946-505-50-5.

RESPONSE: The Trust believes the disclosure was clear that the Fund had 100% return of capital. However, in order to address the staff’s concern, the Trust will present this information as requested in future annual reports.

10.	The disclosure regarding the approval of the advisory agreements and related Board considerations does not appear to meet the specificity requirements of Item 27(d)(6) Form N-1A. In future filings, please provide a more detailed discussion about the factors that the Board considered.

RESPONSE: The Trust believes its disclosure is compliant with Item 27(d)(6) of Form N-1A and will ensure that any disclosure in future filings also satisfies the relevant requirements.

11.	In the Trust’s Form N-CEN filed on January 11, 2019 and Form N-CEN/A filed on January 17, 2019, the accountant’s report on internal controls included with such filings is missing the signature of the independent registered public accounting firm. Please confirm that the Trust has maintained a signed copy of the report and please ensure that the signature is included in future filings on Form N-CEN.

RESPONSE: The Trust confirms it maintains a signed copy of the report and will ensure that the conforming signature is included in future filings.

12.	For any Funds that have return of capital distributions, such as PFFR and NFLT, please include disclosure in the distribution history section of each Fund’s website similar to the disclosure included on AMZA’s website, which discloses where a shareholder can find Section 19(a) notices and states that a portion of the distribution may constitute a return of capital. Consider disclosing for any other Funds that pay return of capital in the future.

RESPONSE: The Trust will review the relevant Funds’ website disclosure in response to this comment and revise accordingly.

13.	Please consider whether the expected discontinuation of LIBOR is a principal risk for any Fund, specifically NFLT, such that it should be included in the Fund’s prospectus principal risk disclosure. If you believe it is not, please explain why. Please tailor any such risk disclosure to describe how the expected discontinuation of LIBOR could affect a Fund’s investments, including: (1) if the Fund invests in instruments that pay interest at floating rates based on LIBOR that do not include a fall back provision addressing how interest rates will be determined if LIBOR stops being published; (2) how the discontinuation of LIBOR will affect the liquidity of these investments; and (3) how the transition to any successor rate could impact the value of investments that reference LIBOR.

RESPONSE: The Trust does not view the expected discontinuation of LIBOR to be a principal risk for any Fund; however, in light of NFLT’s investments in certain instruments that are tied to LIBOR, the Trust has added related risk disclosure to the Item 9 section of NFLT’s prospectus dated February 28, 2020.

* * *

Thank you for your comments. Please feel free to contact me at 215-564-8528 or, in my absence, Michael D. Mabry at 215-564-8011, if you have any additional questions or comments.

Very truly yours,

/s/ Joel D. Corriero
Joel D. Corriero